[Granite Construction Incorporated Letterhead]

May 11, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Granite Construction Incorporated

Registration Statement on Form S-4

File No. 333-223611

Ladies and Gentlemen:

On behalf of Granite Construction Incorporated (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-223611) of the Company be declared effective at 4:00 p.m., Eastern Time, on Tuesday, May 15, 2018, or as soon thereafter as practicable. The Company respectfully requests that you notify James E. O’Bannon of Jones Day of such effectiveness by a telephone call to (214) 969-3766.

Should you have any questions regarding this request, please contact James E. O’Bannon of Jones Day at (214) 969-3766. Thank you for your continued attention to this matter.

Very truly yours,

Granite Construction Incorporated

By:	/s/ Richard Watts
	Name:	Richard Watts
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Steven F. Crooke, Senior Vice President, Chief Administrative Officer and

General Counsel, Layne Christensen Company

James E. O’Bannon, Partner, Jones Day

Alain Dermarkar, Partner, Jones Day

Ryan J. Maierson, Partner, Latham & Watkins LLP